UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 30, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1 FIBRIA APP IS AVAILABLE FOR DOWNLOAD AT APPLE STORE AND GOOGLE PLAY WELCOME TO THE 6TH FIBRIA DAY

Fibria Day

DISCLAIMER 2 The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made.

COMPETITIVE STRATEGY & HORIZONTE 2 PROJECT Marcelo Castelli Chief Executive Officer 1 AGENDA 4 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti Chief Financial Officer 2 2017 OUTLOOK - CAPEX AND CASH COST Guilherme Cavalcanti Chief Financial Officer 3 PULP AND PAPER MARKET Henri Philippe Van Keer Chief Commercial Officer 4

COMPETITIVE STRATEGY & HORIZONTE 2 PROJECT Marcelo Castelli Chief Executive Officer 1 AGENDA 5

LONG-TERM KEY ASPIRATIONS Forestry Strategy Operational Excellence Modernization Pursuing a minimum of 10% of pulp volume priced at a premium. 6 PROFITABILITY GROWTH DIVERSIFICATION Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined manner. Maintain active forest formation, so as to be ready to seize opportunities. Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business. Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate

LONG-TERM KEY ASPIRATIONS 7 PROFITABILITY GROWTH DIVERSIFICATION Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business. Actively pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined manner. Maintain active forest formation, so as to be ready to seize opportunities. Forestry Strategy Operational Excellence Modernization Pursuing a minimum of 10% of pulp volume priced at a premium. Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate

DOUBLE CARBON SEQUESTRATION FROM THE ATMOSPHERE LONG-TERM GOAL Fibria aims to reduce by 2025 one third of the amount of land needed for pulp production, among other long term goals to ensure the implementation of its strategy and the sustainability of its business. 8 Source: Information previously disclosed in published Fibria reports REDUCE BY ONE THIRD THE AMOUNT OF LAND NEEDED FOR PULP PRODUCTION PROMOTE ENVIRONMENTAL RESTORATION OF 40,000 HECTARES OF ITS OWN AREAS BETWEEN 2012 AND 2025 REDUCE BY 91% THE VOLUME OF INDUSTRIAL SOLID WASTE IN OWN OR THIRD-PARTY LANDFILLS HELP COMMUNITIES RENDER 70% OF THEIR INCOME-GENERATING PROJECTS SELF-SUSTAINING WITH THE SUPPORT OF COMPANIES ACHIEVE 80% APPROVAL IN NEIGHBORING COMMUNITIES

THE TREE: EUCALYPTUS CLASSICAL BREEDING OBJECTIVES 9 LONG-TERM GOAL Expected yield (adt/ha/year) for new clones effectively planted each year Tonnes of pulp / ha / year MAI Cel m³ of wood / hectare / year m³ of wood / ton of pulp MAI Forest productivity in the field Specific Consumption Wood density and pulp yield in the mill Expected curve Productivity (adt/ha/year) . . . .

THE TREE: EUCALYPTUS CLASSICAL BREEDING PROCESS More than two cycles of research before being recommended to operation 10 Complementary to classical breeding. 10 TRANSGENIC TREES EVALUATION/SELECTION (CCE’s / Operations) EVALUATION/SELECTION (Progeny tests) EVALUATION/SELECTION (Clonal tests) RECOMBINATION (Controlled crossing) RECOMMENDATION (Clonal composites in small scale) RECOMMENDATION (Composites purification, clones individualization, scale-up) BREEDING POPULATIONS 3 years 7 years 11 years 11 years 15 years 15 years Classical Breeding: recurrent selection as applied to urograndis populations for each Business Unit. All genes managed simultaneously. Over 100 thousand improved trees under evaluation.

THE TREE: CLASSICAL BREEDING AND CLIMATE CHANGES Unequivocal signals are imperative toward more resilient clones Losses due to new pests and diseases are becoming less unusual due to climate changes New (Tolerant) Old (Vulnerable) Identified new clones tolerant to disturbance in Bahia State Brazil, 2007-2014: changes in BA State rainfall patterns caused local eucalypt clones inadaptability (Disturbance). 11

THE TREE: CLASSICAL BREEDING AND CLIMATE CHANGES Being prepared for the future challenges Requires preparation for future challenges: Clonal variability in commercial scale Growth and uniformity similar to monoclonal plantations. Overall genetic variability at plantation level increased 8x. Genetic variability within blocks increased 10-30x. Field Clonal Variability Individual Clone Lower genetic vulnerability and higher stability. 12

THE ENVIRONMENT: OPEN AIR LABS Fibria has the most robust climate monitoring station network in LatAm forestry industry Aracruz Unit Flux tower State boundaries Weather station Fibria areas Municipal boundaries Weather station Flux tower State boundaries Fibria areas Municipal boundaries Três Lagoas Unit ECOPHYSIOLOGICAL TOOL Flux Tower Second-by-second measurements of climate Time-averaged Carbon sequestration Water use and water use efficiency 13

CLIMATE CHANGE: Turning an adversity into a competitive advantage

FROM UNDERSTANDING PHENOMENA



HUMIDITY
TEMPERATURE
RADIATION
ENVIRONMENTAL CONDITIONS
WIND
TRANSPIRATION
LEAF AREA
GROWTH
PHOTOSYNTHESIS
NUTRITION
HUMIDITY
SOIL TYPE
FERTILITY
TEXTURE
TEMPERATURE

Adaptado de
PMS Instrument Company

MODELING

Big data analytics

TO GROWTH MODELS (SIMULATIONS)
3PG: Physiological Principles Predicting Growth



LIGHT INTERCEPTION
LAI
INTERCEPTED LIGHT
CLIMATE AND SOIL CONDITION
PHOTOSYNTHESIS
GROSS PRIMARY PRODUCTION
CO_2
RESPIRATION
NET PRIMARY PRODUCTION
LEAVES
STEM
ROOTS

From a solid database relating climate, soil and forest physiology, we are able to better understand and anticipate the expected effects of climate change on the Eucalyptus growth.

14

PLANNING OPTIMIZATION An enhanced risk management approach CLIMATE SENSITIVE Geo database Land supply Wood supply Environmental constrains Financial constrains Operational costs Future Forestry production sensitivity Existing forestry inventory Climate change analysis Operational constrains Forestry Planning Optimized FORESTRY INPUT DATA CONSOLIDATION RUNNING SYSTEM OPTIMIZATION SCENARIOS BETTER RISK AND INVESTMENT DECISIONS 15

FORESTRY FOLLOW UP SINCE EARLY STAGES

Adaptive strategy – from long cycle to short cycle monitoring


30 days
IDSO
Quantitative Forestry Inventory
Annual Measurements
Traditional Models
2 years to harvesting period
IFC
Quantitative Forestry Inventory
Annual Measurements
Traditional Models
On demand
LiDar
Laser Scanning
Cutting-edge technology
Land scan
Future of quantitative inventory
Unmanned Aerial Vehicle
90-day mortality
Post-planting area
Drone
90 days
Qualitative Forestry Inventory
Homogeneity
Height
Mortality
IFQ
6 months to 1 year
Vegetation Index
Uniformity in reflectance
Quantify biomass
NDVI
On demand

16

OPERATIONAL EXCELLENCE – HISTORICAL PRODUCTION Back on track 17 17 What to expect? New stabilization curve consolidated Aracruz A and B and Três Lagoas plants without maintenance downtimes in 2017 Lower third-party wood consumption What happened? Non-recurring events: Anticipated Aracruz Plant C boiler retrofit Learning process downtime schedule change from 12 to 15 months Higher third-party wood affecting pulp yield rate (1) Up to October/2016. (‘000 t) 91.5% 92.4% 92.2% 92.7% 91.2%(¹) 92.3% 2% decrease within a normal statistical variability Operating Stability 5,184 5,299 5,259 5,274 5,185 5,098 2011 2012 2013 2014 2015 10M2016 1,203 1,287 1,311 1Q16 2Q16 3Q16 88.3% 91.7% 93.5%

But lately, it has been influenced by non-recurring effects: Wood Energy price Input consumption Consistently controlling the cash production cost CASH PRODUCTION COST IN DOLLARS SAW A DECREASE OVER THE PAST 7 YEARS 18 Fibria’s Cash Production Cost(1) (USD/ton) (1) Excludes Conpacel 1.99 1.76 1.67 1.95 2.16 2.35 3.33 3.62 Average FX (BRL/USD) 231 264 281 242 234 220 186 184 2009 (2) 2010 (2) 2011 2012 2013 2014 2015 3Q16 LTM

THIRD-PARTY WOOD REDUCTION Non-recurring impacts starting to decrease Third party wood increase from previous forecast due to recent rain shortage at Aracruz Unit forest base and optimization of Três Lagoas forest base The average distance will drop sharply generating an Opex reduction 19 (1) Does not include Veracel but considers H2 Project forest base (2) FX @ BRL/USD3.30. NPV from peak to normalized level(2): CAPEX: BRL1.5 billion (USD 0.5 million) OPEX: BRL 1.0 billion (USD 0.3 million) Total NPV: BRL2.5 Bn or USD0.8 Bn 788 Third-party wood (%) Average distance from forest to mill (km) 68% 34% 63% 73% 67% 75% 67% % Planting 225 193 197 187 181 194 242 311 307 290 239 190 173 170 167 166 164 0 50 100 150 200 250 300 350 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Average distance from forest to mill Third-party wood

EXAMPLE OF DEVELOPED PRODUCTS - TCF 20 Envisioned due to a variety of technologies under use within Fibria: 3 different regions within Brazil 6 cooking Technologies 8 bleaching lines combining different stages. Time record between the introduction of the challenge and product delivery: <1 year TRÊS LAGOAS - Mato Grosso do Sul 1.3 million t/year JACAREÍ - São Paulo 1.1 million t/year ARACRUZ - Espírito Santo 2.3 million t/year VERACEL - Bahia 1.1 million t/year (50% of production) Totally chlorine free pulp developed to meet market opportunity!

EXAMPLE OF DEVELOPED PRODUCTS - EUCASTRONGTM 21 Product developed to provide improve mechanical properties (strength) without jeopardizing bulk or drainability (classical trade-offs); Fibria’s commercial exclusivity on the process additives (co-development with upstream suppliers); IP secured by 2 patents; Product cleared for human and food contact accordingly to both FDA and BfR XVI approval. At the end...

LONG-TERM KEY ASPIRATIONS 22 Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business. Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined manner. Maintain active forest formation, so as to be ready to seize opportunities. Forestry Strategy Operational Excellence Modernization Pursuing a minimum of 10% of pulp volume priced at a premium. PROFITABILITY GROWTH DIVERSIFICATION Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate

Horizonte 2 Project 23 Site Overview 47% of financial execution - cash disbursement (BRL 3.5 billion) 71% overall completed Energy Surplus 130 MWh Start-up beginning of 4Q17 Expansion Capex of USD2,254 M (USD1,156/t)

H2 PROJECT TIMELINE Main next steps to startup 24 Beginning of harvest (Jan 17) Startup (4Q2017) Beginning of infrastructure and purchase of the TGs Purchase of the industrial plants Negotiations with concession holders and Port of Santos tendering Hiring of operational team Beginning of construction Beginning of assembly Beginning of forest machinery deliveries Definition of outbound logistics formats Initial hiring of harvest workers Beginning of the commissioning of water treatment station (Dec 16) Hydrostatic test of the Recovery Boiler (Apr 17) Start of nursery operations (Mar 17) Commissioning and testing of industrial plant 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 2015 2016 2017

H2 PROJECT EVOLUTION – “S” CURVE Execution performance better than forecasted 25 General Progress Curve – Horizonte 2 Update: 16-Oct-31 Startup beginning 4Q17 Forecast Actual Projected - accumulated. Realized Ac - accumulated % month % accumulated 0.0 20.0 40.0 60.0 80.0 100 0.0 2.0 4.0 6.0 8.0 mai jun jul ago set out nov dez jan fev mar abr mai jun jul ago set out nov dez jan fev mar abr mai jun jul ago set out 2015 2016 2017

HORIZONTE 2 FORESTRY BASE Forestry base secured as planned 26 Already planted since project approval 125,000 ha To be planted 62,000 ha Total 187,000 ha Wood purchased 5.0 million m3 7,000 ha to be planted in 2016 55,000 ha to be planted in 2017 and 2018 Average distance from forest to mill H1 + H2 up to 100 km

FIBRIA’S NOMINAL CAPACITY 27 27 ESTIMATED MARKET BHKP CAPACITY RANKING 2017 (000T) 6,500 7,940 8,050 8,150 8,150 8,150 (1)The volumes in 2016, 2017 and 2018 will depend on the learning curve of the plants. The agreement with Klabin may be renewed by mutual consent. Source: RISI, Hawkins Wright, PPPC and Fibria (Nov 2016) 8,150 Current Capacity New Capacity New Capacity – Klabin Agreement New Capacity – Horizonte II Project 5,300 5,300 5,300 5,300 5,300 5,300 900 900 900 900 900 900 300 1,740 1,850 1,950 1,950 1,950 2017 2018 2019 2020 2021 2022 Colunas1 Horizonte 2 ('000 t)(1) Klabin's Puma Project ('000 t)(1) 0 2000 4000 6000 8000 Domtar Soedra Klabin International Paper Lwarcel Resolute Verso Georgia Pacific Woodland Navigator Metsä Oji Nippon Ilim Marubeni Mondi Altri Ence Cenibra Stora Enso Arauco Eldorado UPM CMPC April Suzano APP Fibria

LONG-TERM KEY ASPIRATIONS 28 Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business. Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined manner. Maintain active forest formation, so as to be ready to seize opportunities. Forestry Strategy Operational Excellence Modernization Pursuing a minimum of 10% of pulp volume priced at a premium. PROFITABILITY GROWTH DIVERSIFICATION Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate

DEVELOPMENT STATUS OF DIFFERENT BIOSTRATEGY TECHNOLOGICAL PATHS WITH LOW CAPEX AND HIGH RETURNS From where the capex reduction comes from 29 29 Roadmap defined in 2012 Updated and implemented with discipline DEVELOPMENT STAGE Identification of potential technological partners Strategic relationships in place Pilot investments Identification of promising technologies Negotiation with selected technological partners Commercial investments PYROLISIS LIGNIN NANOCELLULOSE BIOCOMPOSITES Several partners already collaborating Ongoing negotiations Several partners already collaborating Ongoing investigations

AGENDA 30 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti Chief Financial Officer 2

TOTAL CAPEX (BRL BILLION) CAPEX DISBURSEMENT TIMETABLE (BRL MILLION) CAPEX Flexibility in the timetable, without changing the startup date 31 3% 52% 42% - BRL 1,253 mn 73% 19% 8% 75% 20% 5% USD 2.396 bn(1) USD 55 mn USD 982 mn USD 79 mn (1) FX = 3.65 BRL/USD on previous forecast. FX = 3.32 BRL/USD on current forecast. (2) Average FX according to capex execution. USD 2.254 bn(1) 3.72 FX(2) 3.23 3.26 3% 3.39 USD 1,194 mn 2,616 2,686 1,122 380 205 3,859 3,170 257 2015 2016 2017 2018 BRL EUR USD 6,334 5,629 1,657 1,526 754 337 8,745 7,492 Nov. 2015 Forecast Current Forecast

HISTORICAL HORIZONTE 2 PROJECT CAPEX (USD MILLION) 32 32 To be disbursed Executed USD 2,214 USD 2,259 BRL/USD 3.95 BRL/USD 3.32 BRL/USD 3.23 BRL/USD 3.46 8,745 3,168 4,324 7,492 November, 2015 Savings, Contingencies and indirect costs FX Inflation Others October, 2016

HORIZONTE 2 PROJECT ASSUMPTIONS (1) Includes chemical leasing and to increase capacity to 1,950 kt/year (FX BRL/USD @3.32) (2) Estimated sustaining capex in perpetuity (FX BRL/USD @ 3.30) (3) Estimated weighted average cost, after mill balance. Includes energy sales (FX BRL/USD @3.30) (4) Cash cost + freight + SG&A + Sustaining Capex + Interest + taxes (FX BRL/USD @3.30) (5) 2017 market consensus. 33 UNIT R$ US$ Pulp production/year k tons 1.950 1.950 Expansion capex(1) $ billion 7.492 2.254 Expansion capex(1) $/t 3.854 1.156 Sustaining capex(2) $/t 208 63 Cash production cost(3) $/t 340 103 Energy surplus MWh 130 130 Project approval FX BRL/USD 2.80 - All in cash cost (estimated range)(4) $/t - 270-320 Net pulp price(5) $/t - 490 Free Cash Flow (estimated) $/t - 170-220 Payback period (estimated) years - 5.3-6.8

ROBUST LIQUIDITY – USD MILLION (@October 31, 2016) 34 34 (1) Horizonte 2 Project capex to be disbursed (cash). (2) BRL423 million withdrawn on October 18, 2016. (3) Related to the agreement with Klabin. H2 capex to be disbursed(1): USD 1.3 bn Funding to be withdrawn: USD 1.2 bn 2.4 HORIZONTE 2 FUNDING (USD BILLION) Funds withdrawn until Oct 31, 2016 Contracted funds to be withdrawn 3Q15 3Q15 0.1 - 4Q16 0.5 - 2017 0.2 - 4Q16 0.1 - 2017 0.3 - 4Q16 Capex H2 (2): 277 982 80 Not including USD17 million related to MtM of hedging transactions. (2) Capex disbursement of USD916 million up to October 31, 2016. Actual and forecast FX BRL/USD of 3.46 and 3.23, respectively. Horizonte 2 Project USD 2.3 bn Excess of USD 0.1 bn New CRA +USD 0.4 bn 0.4 1.2 0.2 0.1 0.1 0.3 0.1 1.2 0.6 0.2 0.1 0.3 Export Prepayment ARC BNDES (2) FDCO ECA Working capital release (3) Total 997 547 106 323 541 1,000 763 600 94 335 666 64 22 15 Liquidity 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Export Prepayment BNDES ECN ACC/ACE Voto IV Bonds Finnvera CRA and Others Cash on hand (1) 1,544 Revolving

ZERO REFINANCING RISK UP TO 2018 NOT INCLUDING FCF GENERATION! 35 35 (1) 4th CRA FX BRL/USD 3.2462 (closing FX 3Q16) 2016 - 2018 Revolving Cash on hand H2 Funding 1.5 Cash on hand USD BILLION 1.0 0.4 0.3 0.5 (1.0) 0.6 0.2 0.1 0.3 (1.3) Cash Position Oct./2016 Debt amortizations 2016-2018 BNDES FDCO ECA Working capital release 4th CRA Capex Horizonte II Cash Position End 2018

FREE CASH FLOW(1) Positive quarterly FCF in the last 5 years, even during appreciated FX 36 36 (1) Excluding H2 Project, dividends, pulp logistics and land purchase effects. USD million EBITDA Margin Average FX 33% 28% 30% 37% 37% 41% 39% 39% 41% 42% 41% 35% 35% 45% 50% 50% 56% 54% 52% 43% 43% 1.63 1.80 1.77 1.96 2.03 2.06 2.00 2.07 2.29 2.27 2.37 2.23 2.27 2.55 2.87 3.07 3.45 3.84 3.90 3.51 3.25 - 77 - 7 125 29 77 194 84 113 53 329 4 111 51 103 130 112 317 225 158 118 124 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

37 37 AGRIBUSINESS CREDIT RECEIVABLE CERTIFICATES (CRAs) @October 31, CRA represented 20% of the total debt The largest CRA issuer in Brazil (BRL 3,975 MM; Avg.cost 98%) (1) Refer to note 7 – cash and cash equivalents in 3Q16 Financial Statements %CDI Positive carry Up to 99% BRL675 mn Tenor: 6 y 15/Oct BRL 880 mn Tenor: 7 y 16/Jun BRL 470 mn Tenor: 7 y 16/Jun BRL 374 mn Tenor: 7 y 16/Ago BRL 326 mn Tenor: 4 y 16/Ago BRL 1.250 mn Tenor: 7 y 16/Dec SWAPPED SWAPPED Avg. interest rate of financial investments(1) OFFERING ANNOUNCED

LIQUIDITY EVENTS VS. LEVERAGE Historical financial discipline towards investment grade 38 NET DEBT/EBITDA (X) USD FX (BRL/USD) 1.67 3.33 2.16 2.35 3.62 1.95 Piracicaba sale Equity offering Forest asset sale Losango sale Land Sale (Parkia) Conpacel sale Guaíba sale 1.76 1.99 7.29 4.11 4.25 3.32 2.60 2.41 1.78 2.64 2009 2010 2011 2012 2013 2014 2015 Sep/2016 LTM

INDEBTNESS AND LIQUIDITY POLICY 39 39 Fibria will seek to maintain a Net Debt to Adjusted EBITDA ratio within the range of 2.0x to 2.5x. Temporarily, a maximum leverage ratio of 3.5x during expansions / investment cycle Should the Net Debt to Adjusted EBITDA ratio not be within the guideline limits due to external factors, every effort shall be made to bring it back to compliance. Contingency Plan Necessary action to return to within the guideline range.

INITIATIVES FOR LEVERAGE MANAGEMENT 40 40 Initiatives expected to be implemented in the short term Initiatives under analysis Total: USD 721 million (0.68x) Amount Net Debt/EBITDA reduction (USD million) (x) Working Capital Release 95 0.09x Accounts receivable (customers) 40 0.04x Accounts payable (suppliers) 55 0.05x Capex 96 0.10x Forestry 31 0.03x Capex H2 65 0.07x Total 191 0.19x Amount Net Debt/EBITDA reduction (USD million) (x) Accounts payable (suppliers) 420 0.37x Others 110 0.12x Total 530 0.49x

WAIVER ON 4.5X COVENANT WAS FULLY NEGOTIATED Horizonte 2 start up in 4Q17 boosts EBITDA and FCF generation 41 41 Leverage guidelines: Range of 2.0x to 2.5x net debt/EBITDA Maximum 3.5x net debt/EBITDA during expansion cycles Highlights: Covenants only triggered if Fibria loses the Investment Grade by 2 of the 3 rating agencies During the most critical periods of expansion, 4.5x covenant was waived NET DEBT/EBITDA (USD) Waiver 3.5x 2.0x – 2.5x Indebtness and Liquidity limits (1) (1) As stated on the Liquidity and Indebtedness Policy and Shareholders Agreement

CURRENT ZERO COST COLLARS (ZCC) 42 42 *forward curve Nov/2016. Notional (Total): USD 1,960 Million ZCC Position 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Total Notional (USD MM) 335 376 304 365 315 190 45 30 1,960 Strike put (avg.) 3.33 3.29 3.35 3.31 3.47 3.45 3.51 3.53 3.36 Strike call (avg.) 6.31 5.08 5.35 5.42 6.09 5.04 5.43 5.41 5.57 FWD (BRL/USD) EoP 3.37 3.45 3.53 3.60 3.67 3.73 3.80 3.87 0

DIVIDENDS 43 DIVIDEND YIELD AT DEC 31, 2015 = 7.5% (BRL) 8.3% (USD) 43 2016 April 27, 2016 Mid-May, 2016 Mid-November, 2016 Mid-December, 2016 GSM approved dividend distribution of USD80 million(1) (1.1% of dividend yield as at Dec. 31, 2015). Dividend payment of USD 80 million. Extraordinary dividend appraisal Extraordinary dividend payment (if approved) 2017 April, 2017 Mid-May, 2017 Mid-November, 2017 Mid-December, 2017 OGM to approved dividend distribution Dividend payment to occur from May onwards Extraordinary dividend appraisal Extraordinary dividend payment (if approved) (1) Considering March 7, 2016 FX – BRL/USD 3.7714

SUSTAINABILITY AT FIBRIA Only company from the Forestry industry selected for DJSI World and DJSI EM The company has been recognized for its sustainability efforts through various awards/indices 44 44 Source: Information previously disclosed in published Fibria reports Also included in 2017 index

AGENDA 45 2017 OUTLOOK - CAPEX AND CASH COST Guilherme Cavalcanti Chief Financial Officer 3

FIBRIA CAPEX 2017, EXCEPT H2 PROJECT – BRL MILLION 46 46 Converted at 3Q16 LTM FX – BRL/USD 3.62 (2) Converted at 2017 average FX - BRL/USD 3.40, according to Focus Report (Brazilian Central Bank – November 18th, 2016) (3) Subject to Board approval USD544 mn(1) USD621 mn(2) (3) 1,971 2,055 2016 Guidance Update ? Inflation FX Others 2017 Guidance

STRUCTURAL CAPEX – BRL MILLION 47 47 Converted at 2017 average FX - BRL/USD 3.40 - According to Focus Report (Brazilian Central Bank – November 18th, 2016) (2) Subject to Board approval USD 621 M(1) USD 489 M(1) USD 608 M(1) (2) 2,055 1,662 2,068 2017 Guidance Modernization Non-recurring wood purchase Forestry equipments Non-recurring projects Turbogenerator overhaul Structural capex H2 sustaining capex Structural capex with H2

CASH COST UPDATE (USD/T) @2021 BRL/USD 3.19 48 48 (1) Converted at 3Q16 LTM FX at BRL/USD 3.19 3.19 155 206 155 (26) (19) (2) (1) (3) LTM 3Q16 Horizonte 2 Project Wood cost reduction Bleaching line B Maritime wood shipping project Others 2021

COMPETITIVE CASH PRODUCTION COST 49 49 Source: Hawkins Wright (Price Forecast August 2016) and Fibria’s 3Q16 Earnings Release -FX considered by the consultant at BRL/USD = 3.19. Fibria with Horizonte 2 (H2) cash cost was estimated according to weighted average cost, after mill balance, converted at BRL/USD=3.19. Includes energy sales. Capex SG&A Income tax Interest WC=($31/t) BHKP (USD/t) BHKP capacity (‘000 t) 1,130 1,105 2,075 2,290 4,915 3,420 15,275 TOTAL: 30,210 453 437 351 351 305 299 232 206 155 52 54 110 31 60 57 56 48 57 505 491 461 382 365 356 288 43 37 7 7 115 92 20 20 408 368 USA China Canada Iberia Indonesia Chile/Uruguay Brazil Fibria 9M16 Estimated Fibria w/ H2 - 2021 Cash Cost (US$/t) Delivery CIF Europe

AGENDA 50 PULP AND PAPER MARKET Henri Philippe Van Keer Chief Commercial Officer 4

WHAT HAPPENED IN 2016 ? COMPARED TO OUR FORECAST 51 BHKP CAPACITY CHANGES 51 **Source: Fibria’s estimates **Source: Total year Fibria estimates and PPPC G100 BEKP demand growth Jan-Sep 2016 FIBRIA’S EXPECTED SCENARIO FOR 2016 YEAR-TO-DATE SCENARIO IN 2016 (Jan –Sep) China, Uruguay, Chile, Spain and Brazil 1004 870 - 350 - 100 - 90 - 40 20 30 600 800 BEKP demand growth** Net Unexpected Closures, Conversions and Downtime APRIL Kerinci Woodland Old Town (Expera) Ence Navia Altri Celbi Klabin CMPC Guaiba II 1,300 1,500 985 - 200 - 120 - 55 - 90 - 40 30 660 800 BEKP demand growth** Net Unexpected Closures, Conversions and Downtime APRIL Kerinci Verso Wickliffe Woodland Old Town (Expera) Altri Celbi Klabin CMPC Guaiba II

Actually... 2016 has been even more “balanced” than previous 2 years ! 52 52 Ratio: Demand Growth / Net Capacity Increase 2012 2013 2014 2015 2016 Eucalyptus Demand Growth (Kt) Hardwood Net Capacity Increase (Kt) Source: PPPC - Global 100 (historical demand), Outlook for Eucalyptus Market Pulp Oct 2016 and Fibria’s estimates 370 1,305 1,619 1,088 1,300 30 605 1,770 1,450 870 12.33 2.16 0.91 0.75 1.50

Yet Prices performance has been much worse than forecasted! 53 BHKP DELIVERED TO EUROPE (USD/T) 53 * Average until 11/22/16 Consultants: Hawkins Wright, RISI and Brian McClay (published in the end 2015 for 2016 prices) * * 758 764 756 757 759 765 696 671 656 697 1Q16 2Q16 3Q16 4Q16 Annual 2016 Consultants' average end 2015 for 2016 Realized PIX/FOEX

In our view, there is one major reason for this “lousy” market price scenario: 2016 Global growth has “ONLY” been relying on China 54 BHKP DEMAND (KT AND % CHANGE, Y-O-Y) 54 Source: PPPC Global 100 2013 2014 2015 2016, YTD Jan-Sep 5.3% 5.5% - 0.2% 19.0% -300 0 300 600 900 1200 1500 Global NA WE China 3.3% 5.2% 2.0% 5.2% -300 0 300 600 900 1200 1500 Global NA WE China 3.3% - 3.5% 3.7% 6.2% -300 0 300 600 900 1200 1500 Global NA WE China 3.0% - 4.7% - 2,5% 11.4% -300 0 300 600 900 1200 1500 Global NA WE China

SO WHAT CAN WE EXPECT IN 2017 ? SAME AS 2016 ? 55 BHKP CAPACITY CHANGES 55 ** Fibria’s estimates Source: PPPC - Global 100 (historical demand), Outlook for Eucalyptus Market Pulp Oct 2016 and Fibria’s estimates FIBRIA EXPECTED SCENARIO FOR 2017 IN THE END 2016 SCENARIO IN 2017 Ratio: Demand Growth / Net Capacity Increase 2012 2013 2014 2015 Eucalyptus Demand Growth (Kt) Hardwood Net Capacity Increase (Kt) 2016 2017 370 1,305 1,619 1,088 1,300 1,350 30 605 1,770 1,450 870 770 12.33 2.16 0.91 0.75 1.50 1.75 1350 770 - 550 - 60 - 40 - 80 - 300 - 100 100 300 1000 500 BEKP demand growth** Net Unexpected Closures, Conversions and Downtime Navigator Cacia Resolute Calhoun Taiwan P&P APRIL Rizhao APRIL Kerinci Metsa Fibria TLS II APP OKI Klabin

56 We don’t think so ! Because, we expect a combination of the following factors: USA: a recovery of the demand for Eucalyptus mainly triggered by a few local HW closures (temporarily or not) U$ strengthening / loss of competitiveness of local pulp producers (integrated or not) Europe: a recovery of the HW demand due to increasing competitiveness of the European papermakers Euro devaluation... U$/Euro parity !? China: an on-going increase of the demand for Eucalyptus Pulp New paper capacities: 2,3 million tons/y of which: Tissue = 600 kton/y UWF = 400 Kton/y On-going substitution of non wood fibers and old pulp mills Not only, a good « BEKP Demand/Net Capacity increase » ratio: ≈ 1,75, which is well above the last 3 years But also, a more WIDESPREAD demand between the regions!

Investor Relations www.fibria.com.br/ri ir@fibria.com.br (+55 11) 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO